April 11, 2018

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pacific Gas and Electric Company Registration Statement on Form S-4 File No. 333-224091

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pacific Gas and Electric Company (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 9:00 a.m., New York City time, on April 13, 2018, or as soon thereafter as practicable.

As soon as the Registration Statement is declared effective, please inform the Registrant’s counsel, Nicholas A. Dorsey, Esq., Cravath, Swaine & Moore LLP, at (212) 474-1764, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

[Signature Page Follows]

PACIFIC GAS AND ELECTRIC COMPANY

By:	/s/ John R. Simon
Name: John R. Simon
Title: Executive Vice President and General Counsel of PG&E Corporation

2